LEGION M ENTERTAINMENT, INC.



EXPLANATORY NOTE

This Supplement to the Offering Memorandum should be read in conjunction with the Offering Memorandum dated October 18, 2019 and is qualified by reference to the Offering Memorandum except to the extent that the information contained herein supplements the information contained in the Offering Memorandum.

The Offering Memorandum is available here: https://www.sec.gov/Archives/edgar/data/1674163/000110465919055034/tv531156_ex99.pdf

SUPPLEMENT TO OFFERING MEMORANDUM DATED OCTOBER 18, 2019
THIS SUPPLEMENT IS DATED NOVEMBER 6, 2019

Price

We have determined that the price for each share of our Class A Common Stock will be $10.65. The information in the Offering Memorandum, including "Dilution," and "Use of Proceeds," is qualified by reference to the new price.